FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item
1.	Translation of letters, dated May 16, 2005, to the Santiago Stock Exchange, the Chile Electronic Stock Exchange, the Brokers Stock Exchange, Valparaiso, Mr. Alejandro Ferreiro Y. – Superintendent of Stock Exchanges, and Mr. Enrique Marshall S. – Superintendent of Banks and Financial Institutions.

Santiago, May 16, 2005

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Stock Exchange

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Stock Exchange

Bolsa de Corredores (Brokers Stock Exchange, Valparaiso)

Stock Exchange

Mr. Alejandro Ferreiro Y.

Superintendent of Stock Exchanges

Mr. Enrique Marshall S.

Superintendent of Banks and Financial Institutions

Dear Sirs:

In conjunction with the legal requirements and regulations currently in place, we notify you that at the Extraordinary Meeting of the Board of Directors, held on May 16, 2005, the Board approved the enactment of all of the procedures and steps necessary to proceed with the delisting of Banco Bilbao Vizcaya Argentaria, Chile from the New York Stock Exchange (NYSE), the deregistration from the U.S. Securities and Exchange Commission (SEC), and the termination of the program of ADRs that is currently in place.

The Board has adopted this decision in light of the minimal benefits it receives from listing its securities on the U.S. market, the small number of holders of ADRs, which has been sustained over a prolonged period, and the cost associated with this program.

This letter is written in compliance with the rules laid out in Article 9 and Item Two of Article 10 of Law 18.045, which deal with material facts in relation to the Bank.

Sincerely,

Manuel Olivares Rossetti

Co-Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Date: May 17, 2005	By:	/s/ Ramón Monell Valls
	Name:	Ramón Monell Valls
	Title:	Chief Executive Officer